Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

May 16, 2007

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release dated March 14, 2007 and the accompanying Material Change Form.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

#82-34714

Imperial Metals

RECEIVED

2007 JUN -5 A 8:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Update on Mount Polley Exploration

Vancouver (May 14, 2007) - **Imperial Metals Corporation (III-TSX)** reports the discovery of new mineralization within existing pit boundaries and at depth below the presently defined pit in the Springer Zone.

Significant intervals in the Springer Zone include hole SD07-20 which intersected 454.2 metres grading 0.44% copper and 0.30 g/t gold, and SD07-27 which intersected a near-surface gold-rich zone of 42.5 metres grading 0.09% copper and 0.38 g/t gold, beginning 22.5 metres downhole. Hole SD07-27 expands the Springer mineralization to the south of its previously known extent. Hole SD07-48 was drilled to follow up on SD07-27 and intercepted 80.0 metres grading 0.81% copper and 0.91 g/t gold. The high grade mineralization in SD07-48 was in an area previously undrilled and ended beneath the Cariboo pit.

Springer Zone Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t
SD07-20	639.2	185.0	639.2	454.2	0.44	0.30
including		297.5	345.0	47.5	1.13	0.43
SD07-21	579.1	292.5	579.1	286.6	0.38	0.39
SD07-22	459.3	350.0	459.3	109.3	0.43	0.31
SD07-24	258.2	6.7	125.0	118.3	0.36	0.15
SD07-27	322.2	22.5	65.0	42.5	0.09	0.38
SD07-48	628.2	472.5	552.5	80.0	0.81	0.91

Pond Zone hole PZ07-06 tested the vertical extent of mineralization discovered in 2005, returning 145.9 metres grading 0.52% copper, 0.31 g/t gold and 7.54 ppm silver staring at 9.1 metres downhole. This intercept has proven the grade and size potential, and raised the priority of the Pond Zone for more intensive drilling in 2007.

Pond Zone Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver ppm
PZ07-05	172.2	72.5	97.5	25.0	0.56	0.17	7.17
PZ07-06	267.3	9.1	155.0	145.9	0.52	0.31	7.54

Drilling in the Southeast Zone was conducted to confirm mineralization around the perimeter of the planned pit, which will begin delivering ore to the mill this summer. Holes SE07-63 to SE07-66 were drilled along the western side of the proposed pit. The strongest intersection in this area was 94.3 metres grading 0.22% copper and 0.42 g/t gold in SE07-63. Just beyond the eastern limit of the proposed pit, SE07-69 returned 50.0 metres grading 0.25% copper and 0.33 g/t gold.

Southeast Zone Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t
SE07-63	175.3	8.2	102.5	94.3	0.22	0.42
SE07-65	191.1	31.5	72.5	41.0	0.11	0.53
SE07-66	118.0	15.0	62.5	47.5	0.29	0.66
SE07-69	166.7	30.0	80.0	50.0	0.25	0.33



N
W
E
S
Northeast Zone
WB07-237
WB07-236
WB07-238
WB07-234
WB07-235
WB07-233
ND07-32
ND07-31
ND07-30
ND07-29
ND07-28
ND07-27
WIGHT PIT
Boundary Zone
Boundary Zone
WIGHT PIT
Northeast Zone
SD07-30
SD07-31
BELL PIT
SD07-23
SD07-21
SD07-25
SD07-24
SD07-22
SD07-20
SD07-29
CARIBOO PIT
SD07-28
SD07-26
SD07-27
SD07-48
Springer Zone
BELL PIT
CARIBOO PIT
C2 Zone
MILL SITE
Southeast Zone
Pond Zone
Southeast Zone
SE07-73
SE07-74
SE07-64
SE-07-65
SE07-72
SE07-63
SE07-69
SE07-70&71
SE07-66
SE07-68
SE07-75
SE07-67
PZ07-05
PZ07-06
Pond Zone
Imperial Metals
MOUNT POLLEY PROPERTY - 2007 DRILLING
2007 Diamond Drill Holes
Imperial Claims
2003 - 2006 Diamond Drilling
Hole Traces
0
500
1,000
Metres
May 14, 2007

Several holes were also drilled in the Boundary Zone, and north of the Wight Pit. Hole ND07-30 intersected 34.2 metres grading 0.37% copper, 0.70 g/t gold and 2.0 ppm silver.

Boundary Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver ppm
ND07-30	353.3	92.5	126.7	34.2	0.37	0.70	2.00

The exploration program at Mount Polley will continue throughout the year. Three drill rigs are on-site, all currently operating in the Springer Zone. New targets are being generated through the use of a proton ground magnetometer, trenching and field mapping. As the snow melts better access to the outlying areas of the property will allow testing of these targets.

Patrick McAndless, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. Samples for the current diamond drilling program were analyzed at the Mount Polley Mine laboratory and Acme Analytical Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab. The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated.

A drill plan map and drill assay table will be available on Imperial's website at *www.imperialmetals.com.*

The Mount Polley open pit copper/gold mine, wholly owned by Imperial, is located 56 kilometres northeast of Williams Lake, BC.

Contact Information: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

Imperial Metals

#82-34714

RECEIVED

2007 JUN -5 A 9:51

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation (the "Company")
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

Item 2. Date of Material Change

May 14, 2007

Item 3. News Release

The Company issued a news release at Vancouver, British Columbia on May 14, 2007 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Company reported the discovery of new mineralization within existing pit boundaries and at depth below the presently defined pit in the Springer Zone.

Item 5. Full Description of Material Change

The Company reported the discovery of new mineralization within existing pit boundaries and at depth below the presently defined pit in the Springer Zone.

Significant intervals in the Springer Zone include hole SD07-20 which intersected 454.2 metres grading 0.44% copper and 0.30 g/t gold, and SD07-27 which intersected a near-surface gold-rich zone of 42.5 metres grading 0.09% copper and 0.38 g/t gold, beginning 22.5 metres downhole. Hole SD07-27 expands the Springer mineralization to the south of its previously known extent. Hole SD07-48 was drilled to follow up on SD07-27 and intercepted 80.0 metres grading 0.81% copper and 0.91 g/t gold. The high grade mineralization in SD07-48 was in an area previously undrilled and ended beneath the Cariboo pit.

Springer Zone Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t
SD07-20	639.2	185.0	639.2	454.2	0.44	0.30
including		297.5	345.0	47.5	1.13	0.43
SD07-21	579.1	292.5	579.1	286.6	0.38	0.39
SD07-22	459.3	350.0	459.3	109.3	0.43	0.31
SD07-24	258.2	6.7	125.0	118.3	0.36	0.15
SD07-27	322.2	22.5	65.0	42.5	0.09	0.38
SD07-48	628.2	472.5	552.5	80.0	0.81	0.91

Pond Zone hole PZ07-06 tested the vertical extent of mineralization discovered in 2005, returning 145.9 metres grading 0.52% copper, 0.31 g/t gold and 7.54 ppm silver staring at 9.1 metres downhole. This intercept has proven the grade and size potential, and raised the priority of the Pond Zone for more intensive drilling in 2007.

Pond Zone Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver ppm
PZ07-05	172.2	72.5	97.5	25.0	0.56	0.17	7.17
PZ07-06	267.3	9.1	155.0	145.9	0.52	0.31	7.54

Drilling in the Southeast Zone was conducted to confirm mineralization around the perimeter of the planned pit, which will begin delivering ore to the mill this summer. Holes SE07-63 to SE07-66 were drilled along the western side of the proposed pit. The strongest intersection in this area was 94.3 metres grading 0.22% copper and 0.42 g/t gold in SE07-63. Just beyond the eastern limit of the proposed pit, SE07-69 returned 50.0 metres grading 0.25% copper and 0.33 g/t gold.

Southeast Zone Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t
SE07-63	175.3	8.2	102.5	94.3	0.22	0.42
SE07-65	191.1	31.5	72.5	41.0	0.11	0.53
SE07-66	118.0	15.0	62.5	47.5	0.29	0.66
SE07-69	166.7	30.0	80.0	50.0	0.25	0.33

Several holes were also drilled in the Boundary Zone, and north of the Wight Pit. Hole ND07-30 intersected 34.2 metres grading 0.37% copper, 0.70 g/t gold and 2.0 ppm silver.

Boundary Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver ppm
ND07-30	353.3	92.5	126.7	34.2	0.37	0.70	2.00

The exploration program at Mount Polley will continue throughout the year. Three drill rigs are on-site, all currently operating in the Springer Zone. New targets are being generated through the use of a proton ground magnetometer, trenching and field mapping. As the snow melts better access to the outlying areas of the property will allow testing of these targets.

Patrick McAndless, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. Samples for the current diamond drilling program were analyzed at the Mount Polley Mine laboratory and Acme Analytical Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab. The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated.

A drill plan map and drill assay table will be available on Imperial's website at *www.imperialmetals.com*.

The Mount Polley open pit copper/gold mine, wholly owned by Imperial, is located 56 kilometres northeast of Williams Lake, BC.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated May 15, 2007.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Update on Mount Polley Exploration

Vancouver (May 14, 2007) - **Imperial Metals Corporation (III-TSX)** reports the discovery of new mineralization within existing pit boundaries and at depth below the presently defined pit in the Springer Zone.

Significant intervals in the Springer Zone include hole SD07-20 which intersected 454.2 metres grading 0.44% copper and 0.30 g/t gold, and SD07-27 which intersected a near-surface gold-rich zone of 42.5 metres grading 0.09% copper and 0.38 g/t gold, beginning 22.5 metres downhole. Hole SD07-27 expands the Springer mineralization to the south of its previously known extent. Hole SD07-48 was drilled to follow up on SD07-27 and intercepted 80.0 metres grading 0.81% copper and 0.91 g/t gold. The high grade mineralization in SD07-48 was in an area previously undrilled and ended beneath the Cariboo pit.

Springer Zone Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t
SD07-20	639.2	185.0	639.2	454.2	0.44	0.30
including		297.5	345.0	47.5	1.13	0.43
SD07-21	579.1	292.5	579.1	286.6	0.38	0.39
SD07-22	459.3	350.0	459.3	109.3	0.43	0.31
SD07-24	258.2	6.7	125.0	118.3	0.36	0.15
SD07-27	322.2	22.5	65.0	42.5	0.09	0.38
SD07-48	628.2	472.5	552.5	80.0	0.81	0.91

Pond Zone hole PZ07-06 tested the vertical extent of mineralization discovered in 2005, returning 145.9 metres grading 0.52% copper, 0.31 g/t gold and 7.54 ppm silver staring at 9.1 metres downhole. This intercept has proven the grade and size potential, and raised the priority of the Pond Zone for more intensive drilling in 2007.

Pond Zone Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver ppm
PZ07-05	172.2	72.5	97.5	25.0	0.56	0.17	7.17
PZ07-06	267.3	9.1	155.0	145.9	0.52	0.31	7.54

Drilling in the Southeast Zone was conducted to confirm mineralization around the perimeter of the planned pit, which will begin delivering ore to the mill this summer. Holes SE07-63 to SE07-66 were drilled along the western side of the proposed pit. The strongest intersection in this area was 94.3 metres grading 0.22% copper and 0.42 g/t gold in SE07-63. Just beyond the eastern limit of the proposed pit, SE07-69 returned 50.0 metres grading 0.25% copper and 0.33 g/t gold.

Southeast Zone Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t
SE07-63	175.3	8.2	102.5	94.3	0.22	0.42
SE07-65	191.1	31.5	72.5	41.0	0.11	0.53
SE07-66	118.0	15.0	62.5	47.5	0.29	0.66
SE07-69	166.7	30.0	80.0	50.0	0.25	0.33

Several holes were also drilled in the Boundary Zone, and north of the Wight Pit. Hole ND07-30 intersected 34.2 metres grading 0.37% copper, 0.70 g/t gold and 2.0 ppm silver.

Boundary Drill Hole #	Total Length (m)	Interval from (m)	Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver ppm
ND07-30	353.3	92.5	126.7	34.2	0.37	0.70	2.00

The exploration program at Mount Polley will continue throughout the year. Three drill rigs are on-site, all currently operating in the Springer Zone. New targets are being generated through the use of a proton ground magnetometer, trenching and field mapping. As the snow melts better access to the outlying areas of the property will allow testing of these targets.

Patrick McAndless, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. Samples for the current diamond drilling program were analyzed at the Mount Polley Mine laboratory and Acme Analytical Laboratories in Vancouver. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab. The porphyry and breccia related deposits at Mount Polley are irregular in shape and true thicknesses have not been estimated.

A drill plan map and drill assay table will be available on Imperial's website at *www.imperialmetals.com*.

The Mount Polley open pit copper/gold mine, wholly owned by Imperial, is located 56 kilometres northeast of Williams Lake, BC.

Contact Information: Brian Kynoch, President 604.669.8959; Patrick McAndless, Vice President Exploration 604.488.2665; Sabine Goetz, Investor Relations 604.488.2657 // website: www.imperialmetals.com // email: info@imperialmetals.com

END

Imperial Metals